**convesio**
BETA Version

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# mysite.com

OVERVIEW    DOMAINS    SECURITY    BACKUPS    SETTINGS

## Content Caching

Enabled [  ]

Enabling this option will cache all contents, which includes both static and dynamic content. Currently cache is kept up to the TTL specified, or can be manually purged.

**Default Cached Content's TTL**
This includes any content that is cached, including both dynamic and static contents.

30 days

## Exception Rules

Following are the exception rules for the caching for this site, from here you can disable specific type of caching on certain paths, or change the TTL of the same.

| Match Type | Exception Path | Exception Rule | Custom TTL | |
|---|---|---|---|---|
| Prefix ▲▼ | Enter a regular expression to match the path | Disable Caching ▲▼ | NA | **Add Exception** |

## Purge Cache

**Purge**

This is will purge all cache, if any, for this site, which includes both Static and Dynamic content. Once the cache is purged, it is again re-generated, as per the request.

⚙ System Settings

📂 SFTP Access

✎ PHP Settings

☁ Cache Settings    ◀

🗄 Database Settings

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